Exhibit 99.1

CI Financial to Acquire Brightworth, a Leading $4.7-Billion Atlanta-Based RIA and Private Wealth Firm

Transaction increases CI’s U.S. assets to $55 billion and expands presence to key southeast region

TORONTO & ATLANTA--(BUSINESS WIRE)--March 15, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, today announced an agreement to acquire Brightworth, LLC (“Brightworth”) of Atlanta, a registered investment advisor with approximately US$4.7 billion1 in assets.

This and other recently announced transactions are expected to more than double CI’s U.S. assets to approximately US$55 billion2, continuing CI’s rapid growth in wealth management.

Brightworth provides comprehensive investment advisory and financial planning services to high-net-worth individuals, families, business owners, trusts, estates, charitable organizations, pension and profit-sharing plans from offices in Atlanta and Charlotte, NC. The firm’s expertise includes specialized practices focused on corporate professionals and executives, dental industry professionals, and business owners through its business exit and transition services group.

“We’re thrilled that the dynamic team at Brightworth has chosen to join CI,” said CI Chief Executive Officer Kurt MacAlpine. “They have built an exceptional firm based on a comprehensive, multi-generational approach to wealth planning combined with outstanding service. Additionally, they have developed expert teams offering highly tailored services to affluent client segments such as executives, business owners and dentists.”

The acquisition of Brightworth extends CI’s presence into the strategic southeast market, with Atlanta alone being one of the country’s largest urban economies and home to numerous Fortune 500 companies.

“We are excited to join CI and believe we have found the ideal partner and platform to best serve our clients’ growing needs and provide greater professional opportunities for our employees,” said Ray Padrón, Brightworth Chief Executive Officer. “CI and its other partner firms bring a depth of knowledge, experience and resources that will allow us to fully recognize our commitment to service excellence and provide a best-in-class client experience. As a leading firm in our region, we look forward to joining CI’s dynamic network of firms to help build a leading integrated private wealth platform that will influence the future direction of wealth management in North America and globally.”

Supporting the transaction was Emigrant Partners, LLC (“Emigrant Partners”)/Fiduciary Network, LLC, which has agreed to sell its minority interest in Brightworth to CI.

“We have had an incredible experience with Brightworth and look forward to continuing to collaborate with CI strategically,” said Karl Heckenberg, Chief Executive Officer of Emigrant Partners. “CI has become a dominant player as a majority acquirer, and the relationship between CI and our parent, New York Private Bank & Trust, is an exciting development for our business. The U.S. wealth management space is growing quickly and establishing a relationship with CI is a natural progression as Emigrant looks to expand our offering.”

This transaction is CI’s 16th since it entered the U.S. registered investment advisor (“RIA”) market in January 2020 (including acquisitions by CI-affiliated RIAs). When this and other outstanding transactions are completed, CI’s U.S. network will have offices in 15 states and a total of approximately US$55 billion in assets – boosting CI’s total assets globally to approximately US$216 billion (C$276 billion)2. CI’s U.S expansion reflects its strategic priorities of globalizing the firm and expanding its wealth management platform. As part of this, CI will extend the CI Private Wealth brand to its operations in the United States in the months ahead.

This transaction is expected to close in the second quarter of 2021, subject to regulatory, stock exchange and other customary closing conditions. Financial terms were not disclosed.

Brightworth was advised by the Asset & Wealth Management Investment Banking team of Raymond James Financial, Inc. and Alston & Bird LLP. CI was advised by Hogan Lovells US LLP.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$236.5 billion (US$185.7 billion) in client assets as at February 28, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

[1] As at February 28, 2021.

[2] Projections assume the completion of transactions with Brightworth, Barrett Asset Management, LLC (“Barrett”) of New York, and Segall Bryant & Hamill, LLC (“SBH”) of Chicago and are based on asset levels as at February 28, 2021.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisitions of Brightworth, Barrett and SBH will be completed and their asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
United States
Bernardo Soriano, Gregory FCA for CI Financial
914-656-3880
cifinancial@gregoryfca.com

Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com